SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2017

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/MF n. 07.526.557/0001-00

NIRE 35.300.368.941

NOTICE TO THE MARKET

Adherence to Federal Tax Program

AMBEV S.A. (“Company”) informs its investors and the market in general that, as of the date hereof, it adhered to the special tax regularization program (Programa Especial de Regularização Tributária - PERT) as per Provisional Measure n. 783, dated May 31, 2017, extended by Provisional Measure n. 798, involving tax contingencies of the Company and its subsidiaries, being noted that all relevant contingencies were already disclosed in its 20-F and in its financial reports. The total amount to be paid is approximately R$3.5 billion, of which approximately R$1.0 billion will be paid in 2017 and the remainder will be paid in 145 (one hundred and forty-five) monthly installments starting from January 2018, as per the terms of the Provisional Measure.

The impact on the income statements of the Company will correspond to an expense in the amount of approximately R$3.1 billion, with no relevant impact on the EBITDA.

São Paulo, September 29, 2017.

Ambev S.A.

Ricardo Rittes de Oliveira Silva

Chief Financial and Investor Relations Officer

1

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2017

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer